UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

91818X 108 (1)

(CUSIP number)

Kun Dai

1-3/F, No. 12 Beitucheng East Road
Chaoyang District, Beijing 100029

The People's Republic of China

 +86 10 5631-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A ordinary shares of the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13D

(1)	Names of reporting persons Kun Dai
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 40,809,861
	(8)	Shared voting power 14,764,090
	(9)	Sole dispositive power 40,809,861
	(10)	Shared dispositive power 14,764,090
(11)	Aggregate amount beneficially owned by each reporting person 55,573,951
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.99%.* The voting power of the shares beneficially owned represent 28.53% of the total outstanding voting power.**
(14)	Type of reporting person (see instructions) IN

*	The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 1,114,791,016, representing the total number of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021.
**	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of May 17, 2021. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

AMENDMENT NO. 2 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), which amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 20, 2019 and the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 31, 2020 (collectively, the “Original Schedule 13D”), is being filed by Kun Dai, a citizen of the People's Republic of China, the chairman of board of directors and the chief executive officer of the Issuer (the “Reporting Person”), relating to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of Uxin Limited (the “Issuer”). This Amendment No. 2 is being filed by the Reporting Person to report transfer of certain Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) beneficially owned by the Reporting Person to certain lender at such lender’ request to enforce its security interests therein. Accordingly, the number of Ordinary Shares beneficially owned by the Reporting Person has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following paragraph at the end thereof:

Kingkey New Era Auto Industry Global Limited (“Kingkey Global”), a British Virgin Islands company, which is owned by First Tycoon Ventures Limited, Excellent Ace Holdings Limited and Mr. Jiarong Chen, holding 56%, 37.33% and 6.67%, respectively, pledged 61,129,800 Class A Ordinary Shares (the “Kingkey Global Pledged Shares”) pursuant to a share charge in favor of certain third-party lenders in connection with a Loan in a maximum principal amount of US$150 million under a facility agreement entered into with China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment Holdings Limited (collectively, the “Lenders”) in December 2017, as amended from time to time. The Loan had become due and Kingkey Global had been in discussion with the Lender to seek extensions of the Loan. On March 15, 2021, one of the Lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey Global transferred the Kingkey Global Pledged Shares on May 17, 2021 to such Lender (the “Kingkey Global Share Transfer”). After the Kingkey Global Share Transfer, Kingkey Global does not hold any shares in the Issuer and is released from their obligations under the Loan to the Lenders. The Lenders may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement.

After the Kingkey Global Share Transfer, a total of 14,764,090 Class A Ordinary Shares beneficially owned by Mr. Kun Dai through BOCOM International Supreme Investment Limited (“BOCOM”) representing 1.3% of the total issued and outstanding Ordinary Shares as of May 17, 2021, remained pledged in connection with the remaining of the Loans.

AMENDMENT NO. 2 TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of Ordinary Shares by the Reporting Person filing this Amendment No. 2 is provided as of May 17, 2021:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Kun Dai	55,573,951	4.99%	40,809,861	14,764,090	40,809,861	14,764,090

The 55,573,951 Ordinary Shares beneficially owned by Mr. Kun Dai comprise (i) 40,809,861 Class B ordinary shares of the Issuer, par value US$0.0001 per share (the “Class B Ordinary Shares”), directly held by Xin Gao Group Limited (“Xin Gao”), a British Virgin Islands company, and (ii) 14,764,090 Class A Ordinary Shares held by BOCOM as described below.

Xin Gao directly holds 40,809,861 Class B Ordinary Shares. Xin Gao is beneficially owned by Mr. Kun Dai through a trust and of which Mr. Dai is the sole director. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Xin Gao.

BOCOM, a British Virgin Islands company, directly holds 14,764,090 Class A Ordinary Shares. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly decides the disposal and voting of the shares of the Issuer directly held by BOCOM, and is deemed to be the beneficial owner of all the shares of the Issuer held by BOCOM.

The percentage of the class of securities beneficially owned by the Reporting Person is based on 1,114,791,016 outstanding Ordinary Shares as a single class as of May 17, 2021, being the sum of 1,073,981,155 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 1,036,175 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan.

(c)	Except as disclosed in this Amendment No. 2, to the knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2021

/s/ Kun Dai
Kun Dai

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